UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BEA SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

073325102

(CUSIP Number)

Dorian Daley, Esq.

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

John M. Newell, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, California 94111

Telephone: (415) 391-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON: ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 100
8 SHARED VOTING POWER 60,741,777[1]
9 SOLE DISPOSITIVE POWER 100
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,741,877[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%[1]
14	TYPE OF REPORTING PERSON CO

[1]

An aggregate of 51,820,017 shares of BEA Systems (“Issuer”) common stock are subject to a voting agreement, dated as of January 16, 2008, by and among Oracle Corporation (“Oracle”) and High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and Icahn Partners LP (the “Icahn Entities”) representing shares beneficially owned by the Icahn Entities (the “Icahn Voting Agreement”). An aggregate of 8,921,760 shares of the Issuer common stock are subject to a separate voting agreement, dated as of January 16, 2008, by and between Oracle and Alfred S. Chuang representing shares beneficially owned by Mr. Chuang (together with the Icahn Voting Agreement, the “Voting Agreements”). This Schedule 13D shall not be construed as an admission by Oracle that Oracle is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of January 14, 2008 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 14.8% of the outstanding Issuer common stock.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by BEA Systems, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2315 North First Street, San Jose, California 95131.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”). The address of the principal business and the principal office of Oracle is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle is set forth on Schedule A.

During the last five years, none of Oracle or any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 16, 2008, Oracle, the Issuer and Bronco Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Oracle (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of Oracle.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Oracle entered into (i) a voting agreement with High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and Icahn Partners LP (each, an “Icahn Entity”), dated as of the date of the Merger Agreement, (the “Icahn Voting Agreement”) and (ii) a voting agreement with Alfred S. Chuang (Mr. Chuang and each of the Icahn Entities shall be referred to as a “Stockholder”), each dated as of the date of the Merger Agreement, (the “Chuang Voting Agreement” and, together with the Icahn Voting Agreement, the “Voting Agreements”).

Pursuant to the Voting Agreements, each Stockholder has granted to the Board of Directors of Oracle an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares (A) in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby and (B) against certain alternative corporate transactions, each as more fully described in the Voting Agreements.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. Oracle has not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008. A copy of the Chuang Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 2.2 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008. A copy of the Icahn Voting Agreement, listed as Exhibit 2.3 hereto, is incorporated by reference to Exhibit 2.3 to Oracle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008.

Item 4.	Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreements.

Upon the consummation of the Merger, (i) the Issuer will become a wholly-owned subsidiary of Oracle and (ii) each Share will be converted into the right to receive $19.375 in cash, without interest. In addition, options to acquire the Issuer common stock, Issuer restricted stock unit awards, Issuer restricted stock awards and other equity-based awards denominated in shares of Issuer common stock outstanding immediately prior to the consummation of the Merger will be converted into options, restricted stock unit award, restricted stock awards or other equity-based award, as the case may be, denominated in shares of Oracle common stock based on formulas contained in the Merger Agreement, except for equity-based awards held by a person who is not an employee of, or a consultant to, the Issuer or any of its subsidiaries, which equity-based awards shall be converted into the right to receive cash based on formulas contained in the Merger Agreement.

The transaction is subject to approval by the Issuer stockholders, regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable merger control laws of the European Commission and other jurisdictions, and other customary closing conditions.

Following the Merger, the Shares will no longer be traded on the NASDAQ, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, Oracle does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements and the ownership of 100 Shares by Oracle. Oracle has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Voting Agreements, Oracle may be deemed to have the power to vote up to an aggregate of 60,741,877 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle may be deemed to be the beneficial owner of an aggregate of 60,741,877 Shares. All Shares that may be deemed to be beneficially owned by Oracle constitute approximately 14.8% of the issued and outstanding Shares as of January 14, 2008 (as represented by Issuer in the Merger Agreement).

Oracle is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by Oracle that Oracle is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Issuer common stock covered by the Voting Agreements.

None of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of Oracle, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Oracle, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Merger Agreement and the Voting Agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements. Except as set forth above and as further described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of January 16, 2008, among BEA Systems, Inc., Oracle Corporation and Bronco Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BEA Systems, Inc. with the SEC on January 17, 2006).

Exhibit 2.2	Voting Agreement, dated as of January 16, 2008, by and between Alfred S. Chuang, as stockholder, and Oracle Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by BEA Systems, Inc. with the SEC on January 17, 2006).

Exhibit 2.3	Voting Agreement, dated as of January 16, 2008, among Oracle Corporation and the individuals listed on the signature page thereto (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on January 18, 2006, Commission File No. 000-51788).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008	ORACLE CORPORATION

	By:	/S/ BRADY MICKELSEN
Brady Mickelsen
Vice President, Associate General Counsel and Assistant Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Donald L. Lucas	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305

Jack F. Kemp	Chairman of Kemp Partners 1901 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 200006

Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211

Safra A. Catz	President and Chief Financial Officer

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305

H. Raymond Bingham	Managing Director and Head of Palo Alto Office of General Atlantic LLC 228 Hamilton Avenue, Palo Alto, CA 94301

Charles E. Phillips, Jr.	President

Naomi O. Seligman	Senior Partner of Ostriker Von Simson 220 East 61 st Street, New York, NY 10021

George H. Conrades	Executive Chairman of Akamai Technologies, Inc. 8 Cambridge Center, Cambridge, MA 02142

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Keith G. Block	Executive Vice President, North America Sales and Consulting

Sergio Giacoletto	Executive Vice President, Europe, Middle East and Africa Sales and Consulting Swiss Citizen

Juergen Rottler	Executive Vice President, Oracle Support and Oracle On Demand German Citizen

Charles A. Rozwat	Executive Vice President, Product Development

Derek H. Williams	Executive Vice President, Asia Pacific Sales and Consulting British Citizen

Dorian Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Vice President, Corporate Controller and Chief Accounting Officer

SCHEDULE B

Stockholder	Shares Beneficially Owned
High River Limited Partnership	10,364,001	(1)
Icahn Partners LP	15,236,448	(1)
Icahn Partners Master Fund LP	18,049,915	(1)
Icahn Partners Master Fund II LP	5,926,430	(1)
Icahn Partners Master Fund III LP	2,243,223	(1)
Alfred S. Chuang	8,921,760	(2)

(1)	As represented by each stockholder in the Voting Agreement, dated as of January 16, 2008, by and among Oracle Corporation and High River Limited Partnership, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP.

(2)	As represented by Mr. Chuang in the Voting Agreement, dated as of January 16, 2008, by and between Oracle Corporation and Alfred S. Chuang.